

April 17, 2013

<u>Via E-mail</u>
Mr. Gregory B. Butler
Senior Vice President, General Counsel and Secretary
Northeast Utilities
One Federal Street
Building 111-4
Springfield, Massachusetts 01105

> **Re:** **Northeast Utilities**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed February 28, 2013**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 20, 2013**
> **File No. 001-05324**

Dear Mr. Butler:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Definitive Proxy Statement on Schedule 14A</u>

<u>Compensation Discussion and Analysis, page 30</u>

<u>Elements of 2012 Compensation, page 34</u>

<u>2012 Annual Incentive Compensation, page 35</u>

1. Please discuss the "rigorous regulatory metrics established for the Company," and the extent to which these measures were considered by the Compensation Committee in awarding executive compensation.

Financial Performance Factors Considered by the Committee, page 36

2. We note your indication on page 36 that the Financial Performance Factors Considered by the Committee were weighted at 50% and "would be 200% of target." Please tell us how you arrived at the 200% amount you disclose here. In this regard, we note that you indicate on page 30 that your earnings per share of $2.28 exceeded your stretch earnings per share target of $2.27, however, it is not clear what earnings per share targets were set at the threshold and target levels and what associated pay-out would be made at such levels. It is also not clear how much you weighted the earnings per share metric as compared to the other metrics you list in bullet-point fashion on pages 36-37, which appear to reflect objective and subjective targets.

Operational and Merger Effectiveness Performance Factors Considered by the Committee, page 37

3. We note your disclosure on page 35 that "the Committee determined later in 2012 that it would need to exercise more discretion at the end of the year to determine the level of achievement for the purpose of 2012 annual incentive awards for our Named Executive Officers" and that it "determined to be guided in its discretion by the earnings per share goal and the level of operational and merger effectiveness performance achieved by the post-merger combined management team." Please help us understand how you arrived at the amounts you ultimately paid out in assessing the level of operational and merger effectiveness performance achieved by the post-merger combined management team. Specifically, please tell us the following:

   - Please tell us whether determination of achievement of each of the operational and merger effectiveness performance measures you list on page 37 was entirely discretionary.
   - Please tell us how you arrived at the "160% of target" amount you disclose. Specifically, tell us how each of the bullet points you list were assessed by the Compensation Committee and weighted in arriving at 160%. In this regard, it appears that some of the bullet points reflect objective and quantifiable metrics, such as the third bullet, whereas some of the bullet points appear to be more subjective. We note your indication on page 36 that the Compensation Committee did not use pre-determined or quantifiable formulas based on the degree of achievement and yet we also note your stated emphasis on the earnings per share goal.
   - Please tell us when such measures were established and communicated to the named executive officers.

Individual Performance Factors Considered by the Committee, page 38

4. We note that NU's CEO recommended to the Compensation Committee payout levels for the senior executive officers based on NU's overall financial and operational/merger

effectiveness performance, along with his assessment of each executive officer's individual performance. We also note that the Compensation Committee made annual incentive award payments based on the assessment of each executive's individual performance, among other factors. Please describe the individual performance factors that the Committee considered in determining incentive award payments for each executive officer. Also, please indicate the relative weight given to individual performance measures versus overall financial and operational/merger effectiveness performance; in this regard, you state on page 36 that the financial performance and operational/merger effectiveness performance factors comprise 100% of your determination for pay-out under the Annual Incentive Plan. In addition, please provide the same information requested in this comment for the executives of The Connecticut Light and Power Company.

Grants of Plan-Based Awards During 2012, page 47

5. In footnote (4) you refer to "Adjusted Net Income" as a factor considered, however, we understand your disclosure on pages 35-38 to indicate that such factor was subsequently not taken into account. Please advise.

6. Please tell us why this table does not reflect information for Messrs. May and Judge, even though the Summary Compensation Table reflects compensation awarded under this plan. Please advise and, in doing so, please tell us whether the same performance factors were taken into account for all named executive officers.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jacqueline Kaufman, Staff Attorney, at (202) 551-3797, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director